

November 7, 2011

Via E-mail
Gregory R. Blatt
Chief Executive Officer
IAC/InterActiveCorp
555 West 18th Street
New York, NY 10011

> **Re: IAC/InterActiveCorp**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 1, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **Response dated October 4, 2011**
> **File No. 000-20570**

Dear Mr. Blatt:

We have reviewed your letter dated October 4, 2011 in response to our comment letter dated September 7, 2011 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 19

2010 Bonuses, page 21

1. We note your response to comments 4 and 6 in our letter dated September 7, 2011. Please disclose the following:

   - Disclose the actual EBITA and share price performance measures achieved and explain how those performance measures grew by at least 5%.
   - Describe how EBITA was calculated, whether this measure was adjusted and, if so, explain how the adjustments were calculated.

- For <u>each</u> named executive officer, describe in greater detail the specific individual contributions and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions. We note your reference to Exhibit B of your response letter; however, this exhibit was not submitted as part of your correspondence.

Please also confirm that you will include the information in the first two paragraphs of your response letter in future filings. Please see Item 402(b)(1)(v), Item 402(b)(2)(vi), (vii) and (ix), and Instruction 5 to Item 402(b) of Regulation S-K.

Please contact Angie Kim, Staff Attorney, at (202) 551-3535, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

Mara L. Ransom
Assistant Director

cc: Gregg Winiarski, General Counsel